Exhibit 99.1

BIOCERES INC CROP BUSINESS

& BIOCERES SEMILLAS S.A.

Unaudited interim condensed combined financial
statements as of December 31, 2018, June 30, 2018
and for the six-month periods ended December 31,
2018 and 2017

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

INDEX

Unaudited interim condensed combined financial statements as of December 31, 2018, June 30, 2018 and for the six-month periods ended December 31, 2018 and 2017.

Unaudited interim condensed combined statements of financial position as of December 31, 2018 and June 30, 2018	F-3

Unaudited interim condensed combined statements of comprehensive income for the six-month and three-month periods ended December 31, 2018 and 2017	F-5

Unaudited interim condensed combined statements of changes in equity for the six-month periods ended December 31, 2018 and 2017	F-6

Unaudited interim condensed combined statements of cash flows for the six-month periods ended December 31, 2018 and 2017	F-7

Notes to the Unaudited interim condensed combined financial statements	F-9

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

UNAUDITED INTERIM CONDENSED COMBINED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2018 and June 30, 2018

(Amounts in USD)

	Notes	12/31/2018	06/30/2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5.1	4,251,154	2,215,103
Other financial assets	5.2	4,567,406	4,550,847
Trade receivables	5.3	82,120,771	52,888,427
Other receivables	5.4	5,084,534	4,240,205
Income and minimum presumed income taxes recoverable		61,834	2,082,269
Inventories	5.5	24,097,484	19,366,001
Total current assets		120,183,183	85,342,852

NON-CURRENT ASSETS
Other financial assets	5.2	346,575	243,358
Other receivables	5.4	1,409,634	4,979,507
Income and minimum presumed income taxes recoverable		570,231	126,653
Deferred tax assets		624,646	5,601,821
Investments in joint ventures and associates	9	27,144,578	19,072,055
Property, plant and equipment	5.6	42,703,375	40,177,146
Intangible assets	5.7	35,181,602	26,657,345
Goodwill	5.8	21,556,423	14,438,027
Total non-current assets		129,537,064	111,295,912
Total assets		249,720,247	196,638,764

The accompanying Notes are an integral part of these Unaudited interim condensed combined financial statements. Related parties’ balances and transactions are disclosed in Note 12.

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

UNAUDITED INTERIM CONDENSED COMBINED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2018 and June 30, 2018

(Amounts in USD)

	Notes	12/31/2018	06/30/2018
LIABILITIES

CURRENT LIABILITIES
Trade and other payables	5.9	42,911,186	27,708,830
Borrowings	5.10	89,924,339	65,308,928
Employee benefits and social security	5.11	5,194,969	4,411,713
Deferred revenue and advances from customers	5.12	1,234,024	1,007,301
Income and minimum presumed income taxes payable		708,189	2,569
Government grants		4,754	17,695
Financed payment - Acquisition of business	5.14	19,338,121	20,223,590
Total current liabilities		159,315,582	118,680,626

NON-CURRENT LIABILITIES
Borrowings	5.10	18,026,397	25,708,205
Government grants		9,124	15,532
Investments in joint ventures and associates	9	2,048,254	2,012,298
Deferred tax liabilities		14,974,403	13,591,942
Provisions	5.13	502,199	845,486
Financed payment - Acquisition of business	5.14	—	2,651,019
Total non-current liabilities		35,560,377	44,824,482
Total liabilities		194,875,959	163,505,108

EQUITY
Equity attributable to owners of the parent		24,830,569	13,713,484
Non-controlling interests		30,013,719	19,420,172
Total equity		54,844,288	33,133,656

Total equity and liabilities		249,720,247	196,638,764

The accompanying Notes are an integral part of these Unaudited interim condensed combined financial statements. Related parties’ balances and transactions are disclosed in Note 12.

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

UNAUDITED INTERIM CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE INCOME

For the six-month and three-month periods ended December 31, 2018 and 2017

(Amounts in USD)

		Six-month period ended	Six-month period ended	Three-month period ended	Three-month period ended
	Notes	12/31/2018	12/31/2017	12/31/2018	12/31/2017

Revenue	6.1	92,058,506	80,978,570	62,452,761	47,119,021
Government grants		12,960	28,667	6,481	14,055
Total revenue		92,071,466	81,007,237	62,459,242	47,133,076

Cost of sales	6.2	(47,652,679)	(47,866,280)	(33,153,669)	(27,854,647)
Research and development expenses	6.3	(942,692)	(2,066,798)	105,800	(1,128,424)
Selling, general and administrative expenses	6.4	(16,826,517)	(19,859,876)	(10,746,032)	(11,464,668)
Share of profit or loss of joint ventures and associates	9	812,593	(72,238)	732,437	(127,355)
Other income or expenses, net		(298,562)	286,772	(400,173)	343,650
Operating profit		27,163,609	11,428,817	18,997,605	6,901,632

Finance income	6.5	25,790,367	5,371,368	8,643,261	4,044,654
Finance costs	6.6	(50,202,476)	(18,564,163)	(15,032,953)	(11,797,328)
Net gain of inflation effects on the monetary items		9,865,802	—	5,579,039	—
Profit / (loss) before income tax		12,617,302	(1,763,978)	18,186,952	(851,042)

Income tax		(5,050,749)	5,856,052	(7,021,142)	5,566,215
Profit for the period		7,566,553	4,092,074	11,165,810	4,715,173

Other comprehensive income / (loss)		(2,511,723)	(11,651,111)	13,883,530	(7,494,623)

Items that may be subsequently reclassified to profit and loss		(2,992,364)	(11,872,524)	16,218,984	(7,716,036)
Exchange differences on translation of foreign operations from joint ventures		(1,935,511)	(4,328,736)	3,799,016	(3,064,453)
Exchange differences on translation of foreign operations		(1,056,853)	(7,543,788)	12,419,968	(4,651,583)
Items that will not be subsequently reclassified to loss and profit		480,641	221,413	(2,335,454)	221,413
Revaluation of property, plant and equipment, net of tax, of JV and associates		301,235	—	(261,033)	—
Revaluation of property, plant and equipment, net of tax		179,406	—	(2,074,421)	—
Tax rate change over revaluation of property, plant and equipment		—	221,413	—	221,413
Total comprehensive income or (loss)		5,054,830	(7,559,037)	25,049,340	(2,779,450)

Profit for the period attributable to:
Equity holders of the parent		4,229,006	1,127,545	6,847,451	1,953,863
Non-controlling interests		3,337,547	2,964,529	4,318,359	2,761,310
		7,566,553	4,092,074	11,165,810	4,715,173
Total comprehensive income / (loss) attributable to:
Equity holders of the parent		2,258,578	(6,184,443)	16,505,763	(2,444,850)
Non-controlling interests		2,796,252	(1,374,594)	8,543,577	(334,600)
		5,054,830	(7,559,037)	25,049,340	(2,779,450)

The accompanying Notes are an integral part of these Unaudited interim condensed combined financial statements. Related party balances and transactions are disclosed in Note 12.

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

UNAUDITED INTERIM CONDENSED COMBINED STATEMENTS OF CHANGES IN EQUITY

For the six-month periods ended December 31, 2018 and 2017

(Amounts in USD)

	Attributable to the equity holders of the parent
Description	Parent company investment (Note 7.1)	Stock options	Retained results	Foreign currency translation	Revaluation of PP&E	Equity / (deficit) attributable to owners of the parent	Non-controlling Interests	Total equity
06/30/2017	56,257,329	72,822	(15,110,050)	(6,598,080)	1,219,600	35,841,621	41,397,445	77,239,066
Parent company investment	195,119	—	—	—	—	195,119	—	195,119
Stock options	—	34,219	—	—	—	34,219	—	34,219
Profit of the period	—	—	1,127,545	—	—	1,127,545	2,964,529	4,092,074
Other comprehensive income or loss	—	—		(7,444,836)	132,848	(7,311,988)	(4,339,123)	(11,651,111)
12/31/2017	56,452,448	107,041	(13,982,505)	(14,042,916)	1,352,448	29,886,516	40,022,851	69,909,367

	Attributable to the equity holders of the parent
Description	Parent company investment (Note 7.1)	Stock options	Retained results	Foreign currency translation	Revaluation of PP&E	Equity / (deficit) attributable to owners of the parent	Non-controlling Interests	Total equity
06/30/2018	68,026,259	102,827	(26,149,583)	(36,612,070)	8,346,051	13,713,484	19,420,172	33,133,656
Adjustment of opening balance for the application of IAS 29	—	—	19,560,024	—	—	19,560,024	7,797,295	27,357,319
Parent company investment	(10,710,438)	—	—	—	—	(10,710,438)	—	(10,710,438)
Stock options	—	8,921	—	—	—	8,921	—	8,921
Profit of the period	—	—	4,229,006	—	—	4,229,006	3,337,547	7,566,553
Other comprehensive income or loss	—	—	—	(2,258,813)	288,385	(1,970,428)	(541,295)	(2,511,723)
12/31/2018	57,315,821	111,748	(2,360,553)	(38,870,883)	8,634,436	24,830,569	30,013,719	54,844,288

The accompanying Notes are an integral part of these Unaudited interim condensed combined financial statements. Related parties’ balances and transactions are disclosed in Note 12.

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

UNAUDITED INTERIM CONDENSED COMBINED STATEMENTS OF CASH FLOWS

For the six-month periods ended December 31, 2018 and 2017

(Amounts in USD)

	Notes	12/31/2018	12/31/2017
OPERATING ACTIVITIES
Profit for the period		7,566,553	4,092,074

Adjustments to reconcile loss to net cash flows
Income tax		5,050,749	(5,856,052)
Depreciation of property, plant and equipment	5.6	1,084,831	1,159,959
Amortization of intangible assets	5.7	992,292	1,135,677
Share of profit or loss of joint ventures and associates	9	(812,593)	72,238
Loss of control of subsidiaries		(10,591)	—
Changes in fair value of financial assets		(77,700)	204,977
Provisions for contingencies	6.4	6,159	—
Allowance for impairment of trade debtors	6.4	(12,223)	1,468,316
Allowance for obsolescence	6.4	183,272	272,772
Puttable instruments interest		—	371,803
Stock options		8,921	34,219
Gain or loss on sale of equipment and intangible assets		23,809	25,872
Interests and exchange differences from borrowings		1,304,539	608,020
Other financial results accrued		786,961	(157,070)

Working capital adjustments
Trade receivables		(29,262,197)	(27,516,272)
Other receivables		(3,668,494)	(1,509,005)
Income and minimum presumed income taxes		2,282,477	1,700,060
Inventories		(4,914,755)	455,925
Trade and other payables		15,202,356	15,927,021
Employee benefits and social security		783,256	(1,492,611)
Deferred revenue and advances from customers		226,723	28,174
Income and minimum presumed income taxes payable		—	(1,020,687)
Government grants		(19,349)	(39,981)
Net cash flows used in operating activities		(3,275,004)	(10,034,571)

The accompanying Notes are an integral part of these Unaudited interim condensed combined financial statements. Related parties’ balances and transactions are disclosed in Note 12.

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

UNAUDITED INTERIM CONDENSED COMBINED STATEMENTS OF CASH FLOWS

For the six-month periods ended December 31, 2018 and 2017

(Amounts in USD)

	Notes	12/31/2018	12/31/2017
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		1,576	113,677
Investment in joint ventures and associates and associates	9	(127,728)	(763,744)
Purchase of property, plant and equipment	5.6	(1,369,143)	(1,774,343)
Net loans cancelled from / (granted to) joint ventures		6,410,011	(2,090,101)
Capitalized development expenditures	5.7	(47,552)	(227,247)
Purchase of intangible assets	5.7	(21,184)	(354,338)
Net cash flows provided by / (used in) investing activities		4,845,980	(5,096,096)

FINANCING ACTIVITIES
Proceeds from borrowings		33,101,021	30,845,929
Repayment of borrowings and interest payments		(33,217,626)	(16,352,594)
(Decrease)/Increase bank overdraft and other short-term borrowings		581,680	471,658
Net cash flows provided by financing activities		465,075	14,964,993

Net increase / (decrease) in cash and cash equivalents		2,036,051	(165,674)
Cash and cash equivalents as of beginning of the period	5.1	2,215,103	1,679,478
Cash and cash equivalents as of the end of the period	5.1	4,251,154	1,513,804

The accompanying Notes are an integral part of these Unaudited interim condensed combined financial statements. Related parties’ balances and transactions are disclosed in Note 12.

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in USD, except otherwise indicated)

Index

1. General information

2. Accounting standards and basis of preparation

2.1. Statement of compliance with IFRS as issued by IASB

2.2. Scope of combination

2.3. Authorization for the issue of the Unaudited Interim condensed combined financial Statements

2.4. Basis of measurement

2.5. Functional currency and presentation currency

2.6. Changes in accounting policies

2.7. Changes in accounting estimates and judgements

2.8. Changes in subsidiaries

3. New standards, amendments and interpretations issued by the IASB

4. Seasonality

5. Information about components of Unaudited Interim condensed combined statements of financial position

5.1. Cash and cash equivalents

5.2. Other financial assets

5.3. Trade receivables

5.4. Other receivables

5.5. Inventories

5.6. Property, plant and equipment

5.7. Intangible assets

5.8. Goodwill

5.9. Trade and other payables

5.10. Borrowings

5.11. Employee benefits and social security

5.12. Deferred revenue and advances from customers

5.13. Provisions

5.14. Financed payment - Acquisition of business

6. Information about components of combined statement of comprehensive income

6.1. Revenue

6.2. Cost of sales

6.3. R&D classified by nature

6.4. Expenses classified by nature and function

6.5. Finance income

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in USD, except otherwise indicated)

6.6. Finance costs

7. Information about combined components of equity

7.1. Parent company investment

7.2. Non-controlling interest

8. Cash flow information

9. Joint ventures and associates

10. Segment information

11. Financial instruments- risk management

12. Shareholders and other related parties’ balances and transactions

13. Key management personnel compensation

14. Contingencies, commitments and restrictions on the distribution of profits

15. Events occurring after the reporting period

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in USD, except otherwise indicated)

1.                   GENERAL INFORMATION

These combined financial statements consist of those of Bioceres Inc Crop Business (as defined below) on a carve-out basis and Bioceres Semillas S.A. (“Bioceres Semillas” and together with Bioceres Inc Crop Business, the “Group”).

On March 14, 2019, Union Acquisition Corp. (“Union”), a Cayman Islands exempted special purpose acquisition company listed on the New York Stock Exchange and Domestic filer for SEC purposes,  consummated the previously announced business combination pursuant to a share exchange agreement, dated as of November 8, 2018 (as amended, the “Exchange Agreement”) by and among Union and Bioceres, Inc., a company incorporated under the laws of Delaware, which converted into Bioceres LLC pursuant to the Reorganization (as defined below) on February 28, 2019.

See previous details of the business combination in the Combined financial statements as of June 30, 2018, June 30, 2017, December 31, 2016, for the year ended June 30, 2018, for the six-month transition period ended June 30, 2017 and for the years ended December 31, 2016 and 2015 (“Combined financial statements as of June 30, 2018”).

Prior to the consummation of the business combination on March 14, 2019, the following steps took place among Bioceres, Inc. and certain of its affiliates (collectively the “Reorganization”).

On February 13, 2019, Bioceres, Inc. formed a new subsidiary, BCS Holding Inc. (“BCS Holding”), and contributed its crop business net assets (consisting of certain assets and liabilities, the “Bioceres Inc Crop Business”) to BCS Holding in exchange for 100% equity interest in BCS Holding. On February 28, 2019, Bioceres, Inc. converted into Bioceres LLC, and on March 1, 2019, Bioceres S.A., a company organized under the laws of Argentina and our ultimate parent company (“Parent”), contributed all its equity interest in Bioceres Semillas (its direct majority owned subsidiary) to Bioceres LLC in exchange for additional equity interests in Bioceres LLC.

In addition, concurrently with the consummation of the business combination on March 14, 2019, the Rizobacter Call Option (as defined below) was exercised, pursuant to which the total indirect ownership of BCS Holding in Rizobacter increased to 80.00% of all outstanding stock of Rizobacter. On October 22, 2018, Parent, RASA Holding LLC, a Delaware limited liability company and a wholly owned subsidiary of Bioceres, Inc., now a wholly-owned subsidiary of BCS Holding (“RASA Holding”), and Pedro Enrique Mac Mullen, María Marta Mac Mullen and International Property Services Corp., as sellers (collectively, the “Grantors”) entered into an amended and restated option agreement (as may be amended from time to time, the “Rizobacter Call Option Agreement”), pursuant to which the Parent, RASA Holding or any of their nominated affiliates would have the option (the “Rizobacter Call Option”) to purchase from the Grantors all of their 11,916,000 shares of common stock of Rizobacter Argentina S.A., an Argentine corporation and a subsidiary of RASA Holding (“Rizobacter”), representing 29.99% of all outstanding common stock of Rizobacter. Consideration for the Rizobacter Call Option (net of prepayments) was in the form of UAC shares.

As a result of the business combination and the other transactions contemplated by the Exchange Agreement, as well as the Reorganization and exercise of the Rizobacter Call Option, Union became the holding company of BCS Holding, its subsidiaries and Bioceres Semillas. Upon the consummation of the business combination, Union changed its name to Bioceres Crop Solutions Corp and its fiscal year to June 30.

The Group is a fully-integrated agricultural biotechnology business with a leadership position in the South America region. It operates multiple technology platforms to develop and commercialize products that enhance crop productivity and expand feedstock applications in order to provide value to its customers around the world.

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in USD, except otherwise indicated)

Financial and economic situation

On February 26, 2019, the board of directors of Rizobacter held a meeting and approved the holding of a shareholder meeting on April 4, 2019, in which the shareholders will be asked to approve the issuance of non-convertible privately placed bonds, in an amount up to US$16 million. The bonds will be secured by certain pledge and mortgage agreements. It is expected that the proceeds therefrom will be used for working capital purposes.

To meet short-term debts, the Group could, if necessary, issue a new Corporate Bond up to US$40 million. This program is already authorized by the regulatory authorities of Argentina and could be allocated to the Group’s needs. In addition, the Group has revolving credit facilities up to an amount of USD 31.1 million with financial institutions, that jointly with the generation of resources from the business operations, allows the Group to meet its current financial obligations.

2.                   ACCOUNTING STANDARDS AND BASIS OF PREPARATION

2.1.                           Statement of compliance with IFRS as issued by IASB

These Unaudited interim condensed combined financial statements for the six-month period ended December 31, 2018 has been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting.

These Unaudited interim condensed combined financial statements do not include all the notes of the type normally included in an annual financial statements. Accordingly, these unaudited interim condensed combined financial statements are to be read in conjunction with the Combined financial statements as of June 30, 2018.

2.2.                           Scope of combination

IFRS provides no guidelines for the preparation of combined financial statements, which are therefore subject to the rules given in International Accounting Standards (IAS) 8.12. This paragraph requires consideration of the most recent pronouncements of other standard-setting bodies, other financial reporting requirements and recognized industry practices. During the reporting periods of the Unaudited Interim condensed combined financial statements, the assets and liabilities forming the Group were under common control of Bioceres.

2.3.                           Authorization for the issue of the Unaudited interim condensed combined financial statements

These Unaudited interim condensed combined financial statements of the Group as of December 31, 2018, June 30, 2018 and for the six-month period ended December 31, 2018 and 2017 have been authorized by the Board of Directors of Bioceres S.A. at their meetings held on March 20, 2019.

2.4.                           Basis of measurement

The Unaudited interim condensed combined financial statements of the Group have been prepared using:

•                                Going Concern Basis of Accounting, considering the conclusion of the assessment made by the Group’s Management about the ability of the Group and its subsidiaries to continue as a going concern, in accordance with the requirements of paragraph 25 of IAS 1, “Presentation of Financial Statements”.

•                                Accrual Basis of Accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in USD, except otherwise indicated)

2.5.                           Functional currency and presentation currency

a)                           Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

IAS 29 “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy with high inflation, whether they are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, the inflation produced from the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. The standard details a series of factors to be considered for concluding whether an economy is a hyperinflationary economy, including, but not limited to, a cumulative inflation rate over a three-year period that approaches or exceeds 100%. Inflation accumulated in three years, as of June 30, 2018, is over 100%. It is for this reason that, in accordance with IAS 29, the Argentine economy should be considered as high inflation since July 1, 2018. Consequently, the Group has applied IAS 29 to these financial statements.

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities on monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated because they are already expressed in a current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements, will be adjusted according to that agreements. Non-monetary items measured at their current values at the end of the reporting period, such as the net realizable value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated for a general price index. The loss or gain for the net monetary position will be included in the net result of the reporting period, revealing this information in a separate line item.

The inflation adjustment on the initial balances was calculated by means of conversion factor derived from the Argentine price indexes published by the National Institute of Statistics. The average index for the six-month period ended December 31, 2018, was 1.2724.

The comparative figures in these Unaudited interim condensed combined financial statements presented in a stable currency are not adjusted for subsequent changes in the price level or exchange rates. This resulted in an initial difference, arising on the adoption of hyperinflation accounting, between the closing equity of the previous year and the opening equity of the current year. The Company recognized this initial difference directly in equity.

b)                           Presentation currency

The Unaudited interim condensed combined financial statements of the Group are presented in USD, which is the presentation currency.

c)                            Foreign currency

Transactions entered into by Group entities in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation for which exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising on the retranslation of the foreign operation. Upon the disposal of a foreign operation, the cumulative exchange differences recognized in the foreign

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in USD, except otherwise indicated)

exchange reserve relating to such operation up to the date of disposal are transferred to the combined statement of profit or loss and other comprehensive income as part of the profit or loss taking place upon such disposal.

2.6.                           Changes in accounting policies

The accounting policies adopted in the preparation of this Unaudited interim condensed combined financial statements are consistent with those adopted for the preparation of the Combined financial statements as of June 30, 2018.

2.7.                           Changes in accounting estimates and judgments

There were no significant changes in accounting estimates and judgments with respect to the Combined financial statements as of June 30, 2018.

2.8.                           Changes in subsidiaries

In the period ended December 31, 2018, the participation of Rizobacter S.A. in Indrasa S.A. decreased by 35%, therefore the Group loss the control over this subsidiary.

3.                            NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

The following new standards became applicable for the current reporting period and the Group had to change its accounting policies as a result of adopting the following standards:

IFRS 15 - Revenue from contracts with customers

The main changes are the following:

The standard introduces a new five-step model for recognizing revenue from contracts with customers:

1) Identifying the contract with the customer.

2) Identifying separate performance obligations in the contract.

3) Determining the transaction price.

4) Allocating the transaction price to separate performance obligations.

5) Recognizing revenue when the performance obligations are satisfied.

The Group has chosen a modified retrospective application of IFRS 15.

The impact of adopting IFRS 15 was not significant and therefore no cumulative effect upon adoption was recorded.

The standard and interpretations issued, but not yet in force at the date of issuance of these Unaudited Interim condensed combined financial statements, which are or may be applicable to the Group, are:

IFRS 16 — Leases.

IFRIC 23: Uncertainty over income tax treatments

The Group intends to adopt these standards and interpretations when they enter into force, except that the opposite is indicated.

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in USD, except otherwise indicated)

IFRS 16 - Leases

IFRS 16 was issued in January 2016. It will result in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases will be removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases.

The accounting for lessors will not significantly change.

The standard will affect primarily the accounting for the Group’s operating leases. However, the Group has not yet assessed what adjustments, if any, are necessary due to the change in the definition of the lease term and the different treatment of variable lease payments and of extension and termination options. It is therefore not yet possible to estimate the amount of right-of-use assets and lease liabilities that will have to be recognized on adoption of the new standard and how this may affect the Group’s profit or loss and classification of cash flows going forward.

The new standard will be effective for financial years commencing on or after January 1, 2019. At this stage, the Group does not intend to adopt the standard before its effective date.

The Group is currently assessing the impact of the new disclosure requirements and currently it is not possible to estimate the potential effects to the Group.

IFRIC 23: Uncertainty over income tax treatments

On 7 June 2017, the IFRS Interpretations Committee (IFRS IC) issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12 Income taxes are applied where there is uncertainty over income tax treatments.

The interpretation specifically addresses: i) whether an entity considers uncertain tax treatments separately, ii) the assumptions an entity makes about the examination of tax treatments by taxation authorities, iii) how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and iv) how an entity considers changes in facts and circumstances

IFRIC 23 is effective for annual periods beginning on or after 1 January 2019. At this stage, the Group does not intend to adopt the standard before its effective date. The Group does not expect impacts due to the application of this interpretation.

4.         SEASONALITY

The Group revenues fluctuate depending on the timing of orders from our distributors and customers and on prevailing seed market prices, which influence the purchase decisions of growers, the end users of seed and integrated products, crop protection products and crop nutrition products. Given the cyclicality of crop planting and harvesting and South America’s planting and growing seasons, which vary from year to year, our business is highly seasonal. This results in substantial fluctuations in quarterly sales and profitability. Generally, the Group sales are concentrated in the third and fourth quarters of each calendar year, when demand for seed and integrated products, crop protection products and crop nutrition products increases as growers begin planting their fields. With seed and integrated products business, the Group contract with growers and seed suppliers based upon our anticipated market demand. Generally, in seed and integrated products business we stock the seed during the harvest season and ship from inventory throughout the year, with the objective of selling most of the inventory from the current year’s harvest before the next year’s, with crop protection and crop nutrition business following a similar cycle to the seed cycle. The impact of seasonality and the resulting fluctuations in quarterly results may be moderated as we achieve our international expansion plans for seed business in geographies with contrasting seasons and climates.

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in USD, except otherwise indicated)

5.         INFORMATION ABOUT COMPONENTS OF UNAUDITED INTERIM CONDENSED COMBINED STATEMENTS OF FINANCIAL POSITION

5.1.         Cash and cash equivalents

	12/31/2018	06/30/2018
Cash and banks	4,251,154	2,215,103
	4,251,154	2,215,103

5.2.         Other financial assets

	12/31/2018	06/30/2018
Current
Other marketable securities	9,594	12,526
Restricted short-term deposit	4,557,812	4,538,321
	4,567,406	4,550,847

	12/31/2018	06/30/2018
Non-current
Shares of Bioceres S.A.	345,160	240,920
Other marketable securities	1,415	2,438
	346,575	243,358

5.3.         Trade receivables

	12/31/2018	06/30/2018
Trade debtors	58,257,231	44,641,053
Allowance for impairment of trade debtors	(2,727,937)	(3,212,170)
Shareholders and other related parties (Note 12)	670,723	571,216
Allowance for impairment of related parties (Note 12)	(29,230)	(23,126)
Allowance for return of goods	(757,979)	(1,517,361)
Trade debtors - Parent company (Note 12)	348,734	361,606
Trade debtors - Joint ventures and associates (Note 12)	759,407	209,039
Discounted and deferred checks	25,599,822	11,858,170
	82,120,771	52,888,427

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in USD, except otherwise indicated)

5.4.         Other receivables

	12/31/2018	06/30/2018
Current
Taxes	389,091	664,926
Other receivables - Shareholders and other related parties (Note 12)	4,001	119,677
Other receivables - Parent Company (Note 12)	643,075	103,251
Other receivables - Joint ventures and associates (Note 12)	66,948	1,962,459
Prepayments to suppliers	3,157,534	516,742
Reimbursements over exports	362,480	362,815
Loans receivable	—	1,360
Miscellaneous	461,405	508,975
	5,084,534	4,240,205

	12/31/2018	06/30/2018
Non-Current
Taxes	117,022	295,924
Reimbursements over exports	547,645	346,575
Other receivables - Joint ventures and associates (Note 12)	250,000	4,337,008
Miscellaneous	494,967	—
	1,409,634	4,979,507

5.5.         Inventories

	12/31/2018	06/30/2018
Agrochemicals	17,146	94,486
Seeds and grains	276,740	514,000
Microbiological resale products	9,889,535	8,389,191
Microbiological products produced	9,437,870	6,383,263
Goods in transit	1,793,967	776,869
Supplies	3,463,819	3,978,934
Allowance for obsolescence	(781,593)	(770,742)
	24,097,484	19,366,001

5.6.         Property, plant and equipment

Property, plant and equipment as of December 31, 2018 and June 30, 2018 included the following:

	12/31/2018	06/30/2018
Gross carrying amount	54,173,299	44,764,394
Accumulated depreciation	(11,469,924)	(4,587,248)
Net carrying amount	42,703,375	40,177,146

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in USD, except otherwise indicated)

1.   Net carrying amount for each class of assets is as follows:

Class	Net carrying amount 12/31/2018	Net carrying amount 06/30/2018
Office equipment	210,778	194,819
Vehicles	2,033,899	1,099,603
Equipment and computer software	106,611	212,236
Fixtures and fittings	4,290,843	3,508,083
Machinery and equipment	6,107,530	4,466,293
Land and buildings	29,782,152	30,513,273
Buildings in progress	171,562	182,839
Total	42,703,375	40,177,146

2.   Gross carrying amount as of December 31, 2018 is as follows:

	Gross carrying amount
Class	As of the beginning of period	Adjustment of opening net book amount for application of IAS 29	Additions	Transfers	Disposals	Foreign currency translation	Revaluation	As of the end of period
Office equipment	243,948	334,496	19,188	—	(7,818)	(14,607)	—	575,207
Vehicles	1,660,294	1,052,861	905,231	—	—	(10,956)	—	3,607,430
Equipment and computer software	419,638	417,173	14,417	—	(10,528)	(12,817)	—	827,883
Fixtures and fittings	3,826,665	1,913,979	612	198,756	—	(277,278)	—	5,662,734
Machinery and equipment	5,404,029	3,982,367	71,506	—	(22,066)	(49,321)	—	9,386,515
Land and buildings	33,026,981	1,475,392	227,293	15,530	—	(862,138)	58,910	33,941,968
Buildings in progress	182,839	78,750	130,896	(214,286)	—	(6,637)	—	171,562
Total	44,764,394	9,255,018	1,369,143	—	(40,412)	(1,233,754)	58,910	54,173,299

3.   Accumulated depreciation as of December 31, 2018 is as follows:

	Depreciation
Class	Accumulated as of the beginning of period	Adjustment of opening net book amount for application of IAS 29	Disposals	Of the period	Foreign currency translation	Revaluation	Accumulated as of the end of period
Office equipment	49,129	309,342	(3,688)	16,539	(6,893)	—	364,429
Vehicles	560,691	765,972	—	254,987	(8,119)	—	1,573,531
Equipment and computer software	207,402	491,761	—	30,777	(8,668)	—	721,272
Fixtures and fittings	318,582	912,661	—	166,913	(26,265)	—	1,371,891
Machinery and equipment	937,736	2,115,831	(11,339)	311,004	(74,247)	—	3,278,985
Land and buildings	2,513,708	1,377,613	—	304,611	(98,093)	61,977	4,159,816
Total	4,587,248	5,973,180	(15,027)	1,084,831	(222,285)	61,977	11,469,924

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in USD, except otherwise indicated)

4.   Gross carrying amount as of December 31, 2017 is as follows:

	Gross carrying amount
Class	As of the beginning of period	Additions	Transfers	Disposals	Foreign currency translation	Revaluation	As of the end of period
Office equipment	252,220	23,580	—	(4,264)	(22,008)	—	249,528
Vehicles	2,223,102	264,490	—	(100,774)	(189,974)	—	2,196,844
Equipment and computer software	426,530	134,315	3,764	—	(48,863)	—	515,746
Fixtures and fittings	4,665,074	282	223,823	—	(516,015)	—	4,373,164
Machinery and equipment	9,177,077	213,944	—	(25,739)	(1,023,851)	—	8,341,431
Land and buildings	30,931,226	50,845	115,916	—	(3,315,985)	—	27,782,002
Buildings in progress	870,469	1,086,887	(343,503)	(46,288)	(129,431)	—	1,438,134
Total	48,545,698	1,774,343	—	(177,065)	(5,246,127)	—	44,896,849

5.   Accumulated depreciation as of December 31, 2017 is as follows:

	Depreciation
Class	Accumulated as of the beginning of period	Disposals	Of the period	Foreign currency translation	Revaluation	Accumulated as of the end of period
Office equipment	31,522	—	16,751	(3,406)	—	44,867
Vehicles	373,216	(37,516)	265,531	(37,606)	—	563,625
Equipment and computer software	118,169	—	87,997	(13,554)	—	192,612
Fixtures and fittings	204,171	—	123,385	(28,302)	—	299,254
Machinery and equipment	771,636	—	387,680	(127,913)	—	1,031,403
Land and buildings	828,109	—	278,615	(105,598)	—	1,001,126
Total	2,326,823	(37,516)	1,159,959	(316,379)	—	3,132,887

The depreciation charge is included in Notes 6.3 and 6.4.

Revaluation of property, plant and equipment

At a minimum, the Group updates their assessment of the fair value of its land and buildings at the end of each reporting year (after the revaluation policy was adopted), taking into account the most recent independent valuations and market data. Valuations were performed at September 30, 2018. Management determined the property, plant and equipment’s value within a range of reasonable fair value estimates.

All resulting fair value estimates for properties are included in level 3.

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in USD, except otherwise indicated)

5.7.              Intangible assets

Intangible assets as of December 31, 2018 and June 30, 2018 included the following:

	12/31/2018	06/30/2018

Gross carrying amount	39,778,369	29,155,315
Accumulated amortization	(4,596,767)	(2,497,970)
Net carrying amount	35,181,602	26,657,345

1.                        Net carrying amount of each class of intangible assets is as follows:

Class	Net carrying amount 12/31/2018	Net Carrying amount 06/30/2018
Seed and integrated products
Soybean HB4	5,437,806	4,927,853
Crop nutrition
Microbiology products	2,581,417	2,122,484
Other intangible assets
Trademarks and patents	7,720,008	5,574,682
Software	1,012,825	949,310
Customer loyalty	18,429,546	13,083,016
Total	35,181,602	26,657,345

2.                        Gross carrying amount as of December 31, 2018 is as follows:

	Gross carrying amount
Class	As of the beginning of period	Adjustment of opening net book amount for application of IAS 29	Additions	Disposals	Foreign currency translation	As of the end of period
Seed and integrated products
Soybean HB4	4,927,853	—	509,953	—	—	5,437,806
Crop nutrition
Microbiology products	2,505,864	841,714	47,552	—	(84,926)	3,310,204
Other intangible assets
Trademarks and patents	6,278,706	2,986,739	21,184	—	(256,245)	9,030,384
Software	1,444,603	438,726	—	—	(16,471)	1,866,858
Customer loyalty	13,998,289	6,658,894	—	—	(524,066)	20,133,117
Total	29,155,315	10,926,073	578,689	—	(881,708)	39,778,369

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in USD, except otherwise indicated)

3.                        Accumulated amortization as of December 31, 2018 is as follows:

	Amortization
Class	Accumulated as of beginning of period	Adjustment of opening net book amount for application of IAS 29	Disposals	Of the period	Foreign currency translation	Accumulated as of the end of period
Crop nutrition
Microbiology products	383,380	202,791	—	157,484	(14,868)	728,787
Other intangible assets
Trademarks and patents	704,024	334,919	—	297,813	(26,380)	1,310,376
Software	495,293	227,264	—	149,820	(18,344)	854,033
Customer loyalty	915,273	435,389	—	387,175	(34,266)	1,703,571
Total	2,497,970	1,200,363	—	992,292	(93,858)	4,596,767

4.                        Gross carrying amount as of December 31, 2017 is as follows:

	Gross carrying amount
Class	As of the beginning of period	Additions	Disposals	Foreign currency translation	As of the end of period
Seed and integrated products
Soybean HB4	3,111,253	1,191,649	—	—	4,302,902
Crop nutrition
Microbiology products	3,782,238	227,247	—	(424,253)	3,585,232
Other intangible assets
Trademarks and patents	10,906,317	—	—	(1,183,997)	9,722,320
Software	1,787,925	354,338	—	(215,488)	1,926,775
Customer loyalty	24,315,484	—	—	(2,639,549)	21,675,935
Total	43,903,217	1,773,234	—	(4,463,287)	41,213,164

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in USD, except otherwise indicated)

5.                            Accumulated amortization as of December 31, 2017 is as follows:

	Amortization
Class	Accumulated as of beginning of period	Disposals	Of the period	Foreign currency translation	Accumulated as of the end of period
Crop nutrition
Microbiology products	290,969	—	177,896	(42,345)	426,520
Other intangible assets
Trademarks and patents	503,553	—	341,276	(75,307)	769,522
Software	395,156	—	172,824	(53,333)	514,647
Customer loyalty	654,648	—	443,681	(97,901)	1,000,428
Total	1,844,326	—	1,135,677	(268,886)	2,711,117

The amortization charge is included in Notes 6.3 and 6.4.

5.8.                  Goodwill

The variations in goodwill occurred during the periods combined correspond to the restatement as a result of inflation adjustment and conversion to presentation currency. There have been no goodwill impairment indicators.

Carrying amount of goodwill as of December 31, 2018 and June 30, 2018 is as follows:

	12/31/2018	06/30/2018

Rizobacter	21,556,423	14,438,027
Total	21,556,423	14,438,027

5.9.                  Trade and other payables

	12/31/2018	06/30/2018

Trade creditors	32,940,441	22,222,872
Shareholders and other related parties (Note 12)	609,405	365,994
Trade creditors - Joint ventures and associates (Note 12)	5,921,185	3,493,113
Taxes	3,197,358	35,391
Miscellaneous	242,797	1,591,460
	42,911,186	27,708,830

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in USD, except otherwise indicated)

5.10.           Borrowings

	12/31/2018	06/30/2018
Current
Bank overdraft	628,191	532,912
Bank borrowings	49,773,964	44,061,555
Corporate bonds	—	3,262,924
BAF Loans	17,001,531	5,112,222
Discount checks	15,744,315	10,243,204
Loans payables-Parent company (Note 12)	6,554,512	1,816,084
Finance lease	221,826	280,027
	89,924,339	65,308,928
Non-current
Bank borrowings	17,756,408	25,253,940
Finance lease	269,989	454,265
	18,026,397	25,708,205

On August 31, 2018, we paid the last capital and interest service of Corporate bonds. After these payments there are no more outstanding Corporate bonds corresponding to the regime of public offering.

The carrying value of some borrowings as of December 31, 2018 measured at amortized cost differ from their fair value.  The following fair values measured are based on discounted cash flows (Level 3) due to the use of unobservable inputs, including own credit risk.

	12/31/2018
	Amortized cost	Fair value
Current
Bank borrowings	49,773,964	48,305,162
Discount checks	15,744,315	13,136,316
Non-current
Bank borrowings	17,756,408	15,311,874

The group has met the capital and interest installments whose maturity was effective in the six-month period ended December 31, 2018.

Covenant compliance is required to be measured annually.

5.11.           Employee benefits and social security

	12/31/2018	06/30/2018

Salaries and social security	3,555,827	3,146,583
Staff incentives and vacations	1,639,142	1,265,130
	5,194,969	4,411,713

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in USD, except otherwise indicated)

5.12.       Deferred revenue and advances from customers

	12/31/2018	06/30/2018

Advances from customers	1,234,024	1,007,301
	1,234,024	1,007,301

5.13.       Provisions

	12/31/2018	06/30/2018

Provisions for contingencies	502,199	845,486
	502,199	845,486

There are no expected reimbursements related to the provisions.

5.14.       Financed payment — Acquisition of business

	12/31/2018	06/30/2018
Current
Purchase option	13,720,000	14,605,469
Financed payment to sellers	5,618,121	5,618,121
	19,338,121	20,223,590
Non-current
Financed payment to sellers	—	2,651,019
	—	2,651,019

As of the date of issuance of these Unaudited interim condensed combined financial statements, the three installments that were due in October 2017, April 2018 and October 2018, have been fully paid for a value of USD 3.5 million, USD 2.9 million and USD 2.9 million, respectively.

Purchase option

On October 22, 2018, the Parent, RASA Holding, and the Grantors entered into the Rizobacter Call Option Agreement, pursuant to which the Beneficiaries would have the option to purchase from the Grantors all of their Rizobacter Stock, representing 29.99% of all outstanding common stock of Rizobacter. On March 14, 2019, concurrently with the closing of business combination, the Rizobacter Call Option was exercised, pursuant to which the total indirect ownership of BCS Holding in Rizobacter increased to 80.00% of all outstanding stock of Rizobacter. The consideration for the Rizobacter Call Option was USD 1,265,000 in cash and USD 48,715,000 in Union shares. See Note 1.

6.                        INFORMATION ABOUT COMPONENTS OF COMBINED STATEMENT OF COMPREHENSIVE INCOME

6.1.              Revenue

	12/31/2018	12/31/2017

Sale of goods	91,528,663	80,744,811
Royalties	518,933	150,335
Rendering of services	10,910	83,424
	92,058,506	80,978,570

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in USD, except otherwise indicated)

Transactions of sales of goods and services with joint ventures and with shareholders and other related parties are reported in Note 12.

6.2.              Cost of sales

Item	12/31/2018	12/31/2017

Inventory as of the beginning of the period	19,366,001	31,338,034
Adjustment of opening net book amount for the application of IAS 29	4,273,416	—
Purchases of the period	45,121,088	44,448,194
Production costs	5,119,487	6,366,253
Foreign currency translation	(2,129,829)	(9,196,266)
Subtotal	71,750,163	72,956,215
Inventory as of the end of the period	(24,097,484)	(25,089,935)
Cost of sales	47,652,679	47,866,280

6.3.              R&D classified by nature

Item	Research and development expenses 12/31/2018	Research and development expenses 12/31/2017

Amortization intangible assets	118,256	519,124
Analysis and storage	—	10,331
Import and export expenses	7,947	11,195
Depreciation property, plant and equipment	64,988	157,117
Freight and haulage	1,674	487
Employee benefits and social securities	268,830	627,975
Taxes	1,564	2,956
Maintenance	22,305	16,953
Energy and fuel	42,733	52,769
Supplies and materials	352,130	258,975
Mobility and travel	18,920	51,064
Stock options based incentive	8,921	34,219
Professional fees and outsourced services	24,640	275,682
Office supplies	—	15,187
Insurance	4,369	12,973
Miscellaneous	5,415	19,791
Total	942,692	2,066,798

	12/31/2018	12/31/2017

R&D Capitalized (Note 5.7)	557,505	1,418,896
R&D profit and loss	942,692	2,066,798
Total	1,500,197	3,485,694
% of total revenue	1.63%	4.30%

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in USD, except otherwise indicated)

6.4.              Expenses classified by nature and function

Item	Production costs	Selling, general and administrative expenses	Total 12/31/2018
Amortization intangible assets	—	874,036	874,036
Analysis and storage	535,388	125,556	660,944
Commissions and royalties	396,325	186,406	582,731
Bank expenses and commissions	—	12,965	12,965
Import and export expenses	34,977	542,692	577,669
Depreciation property, plant and equipment	727,133	292,710	1,019,843
Impairment of receivables	—	(12,223)	(12,223)
Freight and haulage	100,005	1,161,936	1,261,941
Employee benefits and social securities	2,421,592	6,809,782	9,231,374
Maintenance	186,019	115,158	301,177
Energy and fuel	210,971	281,614	492,585
Supplies and materials	131,569	231,682	363,251
Mobility and travel	55,899	678,997	734,896
Publicity and advertising	—	700,370	700,370
Contingencies	—	(6,159)	(6,159)
Telephone and communications	—	1,396	1,396
Professional fees and outsourced services	28,188	1,309,282	1,337,470
Professional fees related parties	—	411,352	411,352
Office supplies	19,882	211,263	231,145
Insurance	38,213	238,714	276,927
Obsolescence	111,595	71,677	183,272
Taxes	11,358	2,407,613	2,418,971
Miscellaneous	110,373	179,698	290,071
Total	5,119,487	16,826,517	21,946,004

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in USD, except otherwise indicated)

Item	Production costs	Selling, general and administrative expenses	Total 12/31/2017
Amortization intangible assets	—	616,553	616,553
Analysis and storage	55,410	24,532	79,942
Commissions and royalties	226,678	255,954	482,632
Bank expenses and commissions	—	57,169	57,169
Import and export expenses	24,908	651,941	676,849
Depreciation property, plant and equipment	567,186	435,656	1,002,842
Impairment of receivables	—	1,468,316	1,468,316
Freight and haulage	913,915	1,284,319	2,198,234
Employee benefits and social securities	3,587,285	7,853,232	11,440,517
Maintenance	215,524	361,749	577,273
Energy and fuel	149,140	335,443	484,583
Supplies and materials	63,079	14,302	77,381
Mobility and travel	29,234	640,120	669,354
Publicity and advertising	—	1,059,122	1,059,122
Contingencies	—	—	—
Telephone and communications	—	991	991
Professional fees and outsourced services	1,765	1,464,312	1,466,077
Professional fees related parties	—	300,540	300,540
Office supplies	22,121	418,697	440,818
Insurance	70,872	373,404	444,276
Obsolescence	272,772	—	272,772
Taxes	14,268	2,156,884	2,171,152
Miscellaneous	152,096	86,640	238,736
Total	6,366,253	19,859,876	26,226,129

6.5.              Finance income

	12/31/2018	12/31/2017

Exchange differences	25,492,428	4,648,546
Interest generated by assets	129,068	373,361
Interest generated by assets related parties	78,749	144,484
Changes in fair value of financial assets or liabilities and other financial results	90,122	204,977
	25,790,367	5,371,368

6.6.              Finance costs

	12/31/2018	12/31/2017

Exchange differences	(37,603,766)	(9,506,414)
Interest generated by liabilities related parties	(22,125)	(93,558)
Interest generated by liabilities	(11,363,229)	(8,321,992)
Financial commissions	(1,045,534)	(642,199)
Changes in fair value of financial assets or liabilities and other financial results	(167,822)	—
	(50,202,476)	(18,564,163)

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in USD, except otherwise indicated)

7.                        INFORMATION ABOUT COMBINED COMPONENTS OF EQUITY

7.1.              Parent company investment

The Group has recognized the contribution made by Bioceres into the combined entity as Parent company investment as follows:

	12/31/2018	12/31/2017

Capital contributions	294,041	57,969
Intangible contributed	623,022	1,410,156
Rizobacter acquisition consideration	(11,627,501)	(1,273,006)
	(10,710,438)	195,119

7.2.              Non-controlling interests

There were no dividends paid to non-controlling interest (NCI) in the period ended December 31, 2018, and 2017 after the acquisition of Rizobacter.

8.                        CASH FLOW INFORMATION

Significant non-cash transactions related to investing and financing activities are as follows:

	12/31/2018	12/31/2017
Investment activities
Investment in joint ventures	97,096	—
	97,096	—

	12/31/2018	12/31/2017
Financing activities
Parent company investment	(10,710,438)	195,119
	(10,710,438)	195,119

9.                        JOINT VENTURES AND ASSOCIATES

Investments in joint ventures and associates:

	12/31/2018	06/30/2018
Assets
Semya S.A.	3,673,540	2,972,239
Synertech Industrias S.A.	23,444,357	16,099,816
Indrasa Biotecnología S.A.	26,681	—
	27,144,578	19,072,055

	12/31/2018	06/30/2018
Liabilities
Trigall Genetics S.A.	2,048,254	2,012,298
	2,048,254	2,012,298

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in USD, except otherwise indicated)

Changes in joint ventures and associates investments:

	12/31/2018	12/31/2017

As of the beginning of the period	17,059,757	30,580,943
Adjustment of opening net book amount for the application of IAS 29	8,328,794	—
Monetary contributions	127,728	763,744
Non-monetary contributions	97,096	—
Parent company investment	294,041	57,969
Loss of control Indrasa	10,591	—
Revaluation of property, plant and equipment	301,235	—
Foreign currency translation	(1,935,511)	(4,328,736)
Share of profit or loss	812,593	(72,238)
As of the end of the period	25,096,324	27,001,682

Share of profit or loss of joint ventures and associates:

	12/31/2018	12/31/2017

Trigall Genetics S.A.	(79,998)	(340,583)
Semya S.A.	(21,961)	22,959
Synertech Industrias S.A.	906,547	245,386
Indrasa Biotecnología S.A.	8,005	—
	812,593	(72,238)

10.                 SEGMENT INFORMATION

The following tables present information with respect to the Group´s reporting segments:

Period ended December 31, 2018	Seed and integrated products	Crop protection	Crop nutrition	Combined

Revenues
Sale of goods	18,951,726	46,435,705	26,141,232	91,528,663
Royalties	518,933	—	—	518,933
Rendering of services	10,910	—	—	10,910
Government grants
Grants	12,960	—	—	12,960
Total revenue	19,494,529	46,435,705	26,141,232	92,071,466

Cost of sales	(6,285,219)	(26,078,960)	(15,288,500)	(47,652,679)
Gross margin per segment	13,209,310	20,356,745	10,852,732	44,418,787

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in USD, except otherwise indicated)

Period ended December 31, 2017	Seed and integrated products	Crop protection	Crop nutrition	Combined

Revenues
Sale of goods	17,309,050	45,702,056	17,733,705	80,744,811
Royalties	150,335	—	—	150,335
Rendering of services	83,424	—	—	83,424
Government grants
Grants	28,667	—	—	28,667
Total revenue	17,571,476	45,702,056	17,733,705	81,007,237

Cost of sales	(8,897,005)	(30,573,546)	(8,395,729)	(47,866,280)
Gross margin per segment	8,674,471	15,128,510	9,337,976	33,140,957

11.      FINANCIAL INSTRUMENTS — RISK MANAGEMENT

The following tables show additional information required under IFRS 7 on the financial assets and liabilities recorded as of December 31, 2018 and June 30, 2018.

	Amortized cost		Mandatorily measured at fair value through profit or loss
Financial asset	12/31/2018	06/30/2018	12/31/2018	06/30/2018
Cash and cash equivalents	4,251,154	2,215,103	—	—
Other financial assets	4,904,387	4,781,679	9,594	12,526
Trade receivables	82,120,771	52,888,427	—	—
Other receivables (*)	2,830,521	7,742,120	—	—
Total	94,106,833	67,627,329	9,594	12,526

(*) Advances expenses and tax balances are not included.

	Amortized cost		Mandatorily measured at fair value through profit or loss
Financial liability	12/31/2018	06/30/2018	12/31/2018	06/30/2018
Trade Payables and other payables	42,911,186	27,708,830	—	—
Borrowings	107,950,736	91,017,133	—	—
Employee benefits and social security	5,194,969	4,411,713	—	—
Financed payment - Acquisition of business	19,338,121	22,874,609	—	—
Total	175,395,012	146,012,285	—	—

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in USD, except otherwise indicated)

Financial instruments measured at fair value

Measurement at fair value at 12/31/2018	Level 1	Level 2	Level 3

Financial assets at fair value
Other financial assets	9,594	—	—

Measurement at fair value at 06/30/2018	Level 1	Level 2	Level 3

Financial assets at fair value
Other financial assets	12,526	—	—

Estimation of fair value

The fair value of marketable securities is calculated using the market approach using quoted prices in active markets for identical assets (Level 1 of the fair value hierarchy).

The Group’s financial liabilities, which were not traded in an active market were determined using valuation techniques that maximize the use of available market information, and thus rely as little as possible on specific estimates of the entity. The rates applicable to similar loans in the market (Level 2 of the fair value hierarchy) were compared.

The Group’s policy is to recognize transfers between different categories of the fair value hierarchy at the time they occur or when there are changes in the circumstances that cause the transfer.

There were no transfers between levels of the fair value hierarchy. There were no changes in economic or business circumstances affecting fair value.

Financial instruments not measured at fair value

The financial instruments not measured at fair value include cash and cash equivalents, trade accounts receivable, other accounts receivable, certain other financial assets, trade payables and other payables, borrowings, employee benefits and social security and financed payments.

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 5.10).

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in USD, except otherwise indicated)

12.                 SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the period ended December 31, 2018 and 2017 the transactions between the Group and related parties, and the related balances owed by and to them, are as follows:

		Amount of the transactions of the period ended
Party	Transaction type	12/31/2018	12/31/2017
Joint ventures	R&D sales and services	2,221,306	279,680
Joint ventures	Purchases of goods and services	(10,939,567)	(6,772,903)
Joint ventures	Equity contributions	518,865	821,713
Joint ventures	Net loans granted / (cancelled)	(6,410,011)	2,090,101
Joint ventures	Interest gain	42,202	—
Key management personnel	Salaries, social security benefits and other benefits	(1,670,232)	(2,245,991)
Key management personnel	Loans granted	499,867	—
Key management personnel	Interest gain	1,459	—
Shareholders and other related parties	Sales of goods and services	417,958	425,187
Shareholders and other related parties	Purchases of goods and services	(605,571)	(549,040)
Shareholders and other related parties	Loans granted	404,459	—
Shareholders and other related parties	Interest gain	18,238	144,484
Shareholders and other related parties	Interest lost	—	(93,558)
Parent company	Sales of goods and services	—	4,518
Parent company	Purchases of goods and services	(56,514)	(222,532)
Parent company	Equity contributions	(10,710,438)	195,119
Total		(26,267,979)	(5,923,222)

		Amounts receivable from related parties
Party	Transaction type	12/31/2018	06/30/2018
Parent company	Trade receivables	348,734	361,606
Parent company	Other accounts receivable	643,075	103,251
Shareholders and other related parties	Trade receivables	670,723	571,216
Shareholders and other related parties	Allowance for impairment	(29,230)	(23,126)
Shareholders and other related parties	Other accounts receivable	4,001	119,677
Joint ventures	Trade receivables	759,407	209,039
Joint ventures	Other accounts receivable	316,948	6,299,467
Total		2,713,658	7,641,130

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in USD, except otherwise indicated)

		Amounts payable to related parties
Party	Transaction type	12/31/2018	06/30/2018
Parent company	Loans payables	(6,554,512)	(1,816,084)
Key management personnel	Salaries, social security benefits and other benefits	(1,935,294)	(1,556,035)
Shareholders and other related parties	Trade payables	(609,405)	(365,994)
Joint ventures	Trade payables	(5,921,185)	(3,493,113)
Total		(15,020,396)	(7,231,226)

13.                 KEY MANAGEMENT PERSONNEL COMPENSATION

The compensation of directors and other members of key management personnel, including social contributions and other benefits, was as follows for the period ended December 31, 2018, and 2017.

	12/31/2018	12/31/2017

Salaries, social security and other benefits	1,670,232	2,245,991
Total	1,670,232	2,245,991

The Group currently does not pay any compensation to any of its non-employee board members.

14.                 CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In order to guarantee the obligations assumed on the Syndicated loan (Note 5.10), Rizobacter signed a granted a pledge of a fixed term certificate constituted on September 11, 2018, and extended on December 10, 2018, for USD 4.3 million disclosed as “Restricted short-term deposit” in “Other financials assets” (Note 5.2).

There were no other significant changes to the contingencies, commitments and restrictions on the distribution of profits from the disclosed made in the Combined financial statement as of June 30, 2018.

15.                 EVENTS OCCURRING AFTER THE REPORTING PERIOD

On March 14, 2019, Bioceres Inc, which converted into Bioceres LLC, consummated the previously announced business combination with Union. As a result of the business combination and the other transactions contemplated by the Exchange Agreement, as well as the Reorganization and exercise of the Rizobacter Call Option, Union became the holding company of BCS Holding, its subsidiaries and Bioceres Semillas. Upon the consummation of the business combination, Union changed its name to Bioceres Crop Solutions Corp and its fiscal year to June 30. See Note 1 and Note 5.14.

Subsequent to December 31, 2018, there have been no other situations or circumstances that may require significant adjustments or further disclosure in these Unaudited interim condensed combined financial statements that were not mentioned above.